Mail Stop 3561

March 23, 2010

Mr. Amir. F. Heshmatpour
Chief Executive Officer
AFH Acquisition III, Inc.
9595 Wilshire Blvd
Suite 700
Beverly Hills, CA 90212

> **Re: Form 10-K/A for Fiscal Year Ended October 31, 2009,**
> **Filed March 17, 2010 and**
> **Supplemental Response filed March 3, 2010**
> **For the following Companies:**
>
> **AFH Acquisition III, Inc., File No. 000-53071**
> **AFH Acquisition IV, Inc., File No. 000-53072**
> **AFH Acquisition V, Inc., File No. 000-53073**

Dear Mr. Heshmatpour:

We have reviewed your filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended October 31, 2009

Item 9A (T). Controls and Procedures

1. We note your response to our prior comment two, noting that you continue to conclude that your disclosure controls and procedures were effective at October 31, 2009. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Specifically, clarify how your controls are effective based on the fact that you failed to provide <u>all</u> of the disclosures required by Item 308T of Regulation S-K. Otherwise, please further amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Evaluation of Internal Control Over Financial Reporting

2. We note the fourth paragraph of management's report states that this "annual report does not include a <u>report of management's assessment regarding internal control over financial reporting</u> or an attestation report…" We further note that you provided management's assessment of the effectiveness of your internal control over financial reporting and the attestation report is not currently required, please revise your statement to clarify this point. Refer to Item 308T(a)(4) of Regulation S-K for guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services